SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

Securities Registered*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Roberto Alfaro

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

* The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) and effective as of February 20, 2003 (Registration Statement No. 333-103203) (the “Registration Statement”) of the Registrant.

The sole purpose of this Amendment is to file with the Commission legal opinions included as Exhibits E, F, G and H hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradora de la Administración) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of New York, New York, on the 3rd day of February, 2004.

REPUBLIC OF PANAMA

By	/s/ Norberto Delgado Durán

	Name:	Norberto Delgado Durán
	Title:	Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
*C:	Copy of the 2003 Annual Budget of the Republic
*D:	Current Description of the Republic
E:	Opinion dated January 28, 2004 of Arnold & Porter	5
F:	Opinion dated January 28, 2004 of the Procuradora de la Administración	8
G:	Opinion dated February 3, 2004 of Arnold & Porter LLP	11
H:	Opinion dated February 3, 2004 of the Procuradora de la Administración	14

*	Previously filed.

Exhibit E

[Letterhead of Arnold & Porter]

January 28, 2004

Ministry of Economy and Finance

Republic of Panama

P.O. Box 2694, Zona 3

Panama, Republic of Panama

Ladies and Gentlemen:

We have acted as special United States counsel for the Republic of Panama (“Panama”) in connection with (i) the offer and sale by Panama of its U.S.$250,000,000 8.125% Global Bonds due 2034 (the “Global Bonds”) and (ii) the transactions contemplated by the Terms Agreement (the “Terms Agreement”) dated January 21, 2004 between Panama and Citigroup Global Markets, Inc. (the “Underwriter”). We are familiar with the form of the Fiscal Agency Agreement, as amended by Amendment No. 1 thereto, including the forms of Bond attached to such agreement (the “Fiscal Agency Agreement”), the Underwriting Agreement that forms a part of the Terms Agreement, the Terms Agreement and Panama’s Registration Statement on Schedule B (Registration No. 333-103203). We have also reviewed Panama’s Annual Report on Form 18-K, as amended, for the fiscal year ended December 31, 2002 (the “Annual Report”) filed with the Commission under the Securities Exchange Act of 1934, as amended. The Terms Agreement and the Fiscal Agency Agreement are collectively defined herein as the “Agreements.” Capitalized terms used herein without definition shall have the respective meanings set forth in the Terms Agreement.

In rendering the opinion expressed below, we have examined such certificates of public officials, government documents and records and other certificates and instruments furnished to us, and have made such other investigations, as we have deemed necessary in connection with the opinion set forth herein. Furthermore, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authority of Panama to enter into the Agreements and cause the issuance of the Global Bonds, and the conformity to authentic originals of all documents submitted to us as copies. As to any document originally prepared in any language other than English and submitted to us in translation, we have assumed the accuracy of the English translation.

This opinion is limited to the federal laws of the United States and the laws of the State of New York, and we do not express any opinion herein concerning the laws of any

Ministry of Economy and Finance

January 28, 2004

other jurisdiction. Insofar as the opinion set forth herein relates to matters of the laws of Panama, we have relied upon the opinion of Licenciada Alma Montenegro de Fletcher, the Procuradora de la Administración of Panama, a copy of which is being filed as an exhibit to the Annual Report, and our opinion herein is subject to any and all exceptions and reservations set forth therein.

Based upon and subject to the foregoing and assuming the due authorization of the Global Bonds by Panama, we are of the opinion that when the Global Bonds have been duly authorized, issued, and executed by Panama and authenticated, delivered, and paid for as contemplated by the Agreements, the Prospectus and any amendment and supplement thereto, the Global Bonds will constitute valid and legally binding direct and unconditional obligations of Panama under the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Annual Report of Panama on Form 18-K for the fiscal year ended December 31, 2002 and to the reference to this firm under the heading “Validity of the Securities” in the Registration Statement. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Arnold & Porter

Exhibit F

[Procuraduría de la Administración Letterhead]

January 28, 2004

The Hon. Norberto Delgado Durán

Minister of Economy and Finance

Republic of Panama

P.O. Box 2694, Zona 3

Panama, Republic of Panama

Dear Minister:

I, the Procuradora General de la Administración of the Republic of Panama (“Panama”), have reviewed the Republic’s Registration Statement No. 333-103203 on Schedule B (the “Registration Statement”), including the Prospectus dated February 20, 2003 and the Prospectus Supplement dated January 21, 2004 constituting a part thereof, the Fiscal Agency Agreement, as amended by Amendment No. 1 thereto, dated as of September 4, 2003, including the forms of Security attached thereto (the “Fiscal Agency Agreement”) and the Underwriting Agreement that forms part of the Terms Agreement (the “Terms Agreement”) dated January 21, 2004 between Panama and Citigroup Global Markets, Inc. (the “Underwriter”), pursuant to which Panama proposes to offer and sell U.S.$250,000,000 principal amount of its 8.125% U.S. Dollar-Denominated Global Bonds Due 2034 (the “Global Bonds”).

The issuance of the Global Bonds has been authorized pursuant to Cabinet Decree No. 5 dated January 22, 2003, as amended by Cabinet Decree No. 11 dated March 11, 2003 and Executive Decree No. 4 dated January 20, 2004.

It is my opinion that the Global Bonds have been duly authorized, and when executed and delivered by Panama and authenticated pursuant to the Fiscal Agency Agreement and delivered to and paid for by the Underwriter pursuant to the Terms Agreement, the Prospectus (including, without limitation, the applicable Prospectus Supplement) and any amendment or supplement thereto, the Global Bonds will constitute valid and legally binding direct and unconditional obligations of Panama under the present laws of Panama.

I hereby consent to the filing of this opinion as an exhibit to the Annual Report of Panama on Form 18-K for the fiscal year ended December 31, 2002, as amended and to

Ministry of Economy and Finance

January 28, 2004

the use of my name under the heading “Validity of the Securities” in the Registration Statement. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Alma Montenegro de Fletcher

Alma Montenegro de Fletcher Procuradora de la Administración Republic of Panama

Exhibit G

[Letterhead of Arnold & Porter LLP]

February 3, 2004

Ministry of Economy and Finance

Republic of Panama

P.O. Box 2694, Zona 3

Panama, Republic of Panama

Ladies and Gentlemen:

We have acted as special United States counsel for the Republic of Panama (“Panama”) in connection with (i) the offer and sale by Panama of its U.S.$326,000,000 9.375% Global Bonds Due 2023 (the “Global Bonds”) and (ii) the transactions contemplated by the Terms Agreement (the “Terms Agreement”) dated January 26, 2004 between Panama and Citibank Global Markets, Inc. (the “Underwriter”). We are familiar with the form of the Fiscal Agency Agreement, as amended by Amendment No. 1 thereto, dated as of September 4, 2003, including the forms of Bond attached thereto (the “Fiscal Agency Agreement”), the Underwriting Agreement that forms a part of the Terms Agreement, the Terms Agreement and Panama’s Registration Statement on Schedule B (Registration No. 333-103203). We have also reviewed Panama’s Annual Report on Form 18-K, as amended, for the fiscal year ended December 31, 2002 (the “Annual Report”) filed with the Commission under the Securities Exchange Act of 1934, as amended. The Terms Agreement and the Fiscal Agency Agreement are collectively defined herein as the “Agreements.” Capitalized terms used herein without definition shall have the respective meanings set forth in the Terms Agreement.

In rendering the opinion expressed below, we have examined such certificates of public officials, government documents and records and other certificates and instruments furnished to us, and have made such other investigations, as we have deemed necessary in connection with the opinion set forth herein. Furthermore, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authority of Panama to enter into the Agreements and cause the issuance of the Global Bonds, and the conformity to authentic originals of all documents submitted to us as copies. As to any document originally prepared in any language other than English and submitted to us in translation, we have assumed the accuracy of the English translation.

This opinion is limited to the federal laws of the United States and the laws of the State of New York, and we do not express any opinion herein concerning the laws of any other jurisdiction. Insofar as the opinion set forth herein relates to matters of the laws of Panama, we have relied upon the opinion of Licenciada Alma Montenegro de Fletcher,

Ministry of Economy and Finance

February 3, 2004

the Procuradora de la Administración of Panama, a copy of which is being filed as an exhibit to the Annual Report, and our opinion herein is subject to any and all exceptions and reservations set forth therein.

Based upon and subject to the foregoing and assuming the due authorization of the Global Bonds by Panama, we are of the opinion that when the Global Bonds have been duly authorized, issued, and executed by Panama and authenticated, delivered, and paid for as contemplated by the Agreements, the Prospectus and any amendment and supplement thereto, the Global Bonds will constitute valid and legally binding direct and unconditional obligations of Panama under the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Annual Report of Panama on Form 18-K for the fiscal year ended December 31, 2002 and to the reference to this firm under the heading “Validity of the Securities” in the Registration Statement. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Arnold & Porter LLP

Exhibit H

[Procuraduría de la Administración Letterhead]

February 3, 2004

The Hon. Norberto Delgado Durán

Minister of Economy and Finance

Republic of Panama

P.O. Box 2694, Zona 3

Panama, Republic of Panama

Dear Minister:

I, the Procuradora General de la Administración of the Republic of Panama (“Panama”), have reviewed the Republic’s Registration Statement No. 333-103203 on Schedule B (the “Registration Statement”), including the Prospectus dated February 20, 2003 and the Prospectus Supplement dated January 26, 2004 constituting a part thereof, the Fiscal Agency Agreement, as amended by Amendment No. 1 thereto, dated as of September 4, 2003, including the forms of Security attached thereto (the “Fiscal Agency Agreement”) and the Underwriting Agreement that forms part of the Terms Agreement (the “Terms Agreement”) dated January 26, 2004 between Panama and Citigroup Global Markets, Inc. (the “Underwriter”), pursuant to which Panama proposes to offer and sell U.S.$326,000,000 principal amount of its 9.375% Global Bonds Due 2023 (the “Global Bonds”). These Global Bonds are fungible with, rank pari passu with and form a single issue and series with Panama’s 9.375% Global Bonds Due 2023, of which U.S.$430,000,000 in principal amount have been issued and are outstanding.

The issuance of the Global Bonds has been authorized pursuant to Cabinet Decree No. 5 dated January 22, 2003, as modified by Cabinet Decree No. 11 of March 11, 2003 and Executive Decree No. 4 dated January 20, 2004.

It is my opinion that the Global Bonds have been duly authorized, and when executed and delivered by Panama and authenticated pursuant to the Fiscal Agency Agreement and delivered to and paid for by the Underwriter pursuant to the Terms Agreement, the Prospectus (including, without limitation, the applicable Prospectus Supplement) and any amendment or supplement thereto, the Global Bonds will constitute valid and legally binding direct and unconditional obligations of Panama under the present laws of Panama.

Ministry of Economy and Finance

February 3, 2004

I hereby consent to the filing of this opinion as an exhibit to the Annual Report of Panama on Form 18-K for the fiscal year ended December 31, 2002 and to the use of my name under the heading “Validity of the Securities” in the Registration Statement. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Alma Montenegro de Fletcher

Alma Montenegro de Fletcher Procuradora de la Administración Republic of Panama